Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lender Processing Services, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-152177, No. 333-175865 and No. 333-184140) on Form S-8 of Lender Processing Services, Inc. and subsidiaries (the Company) of our reports dated February 25, 2013, with respect to the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal controls over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of the Company.

/s/ KPMG LLP

February 25, 2013
Jacksonville, Florida
Certified Public Accountants